UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

For the Annual Period Ended April 30, 2023

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10729

Rossland, British Columbia	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1938-C Columbia Avenue, Box 670, Rossland, British Columbia, Canada, V0G 1Y0 (Address of principal executive offices)	20009 (Zip Code)

(250) 362-7384

Registrant’s telephone number, including area code

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

FOR THE YEAR ENDED APRIL 30, 2023

PART II

INFORMATION TO BE INCLUDED IN REPORT

Forward-Looking Statements

The following information may contain certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

We have been materially and adversely affected by the COVID-19 outbreak. We, however, are not able to estimate the effects of a resurgence of the COVID-19 outbreak on our results of operations, financial condition, or liquidity, and the same could have a material adverse effect on our results of future operations, financial position, and liquidity.

ITEM 1. BUSINESS

Red Mountain Ventures Limited Partnership was formed on May 14, 2004 under the laws of British Columbia. The Partnership and its subsidiaries are a vertically integrated organization that owns and operates Red Mountain Resort and its various departments including, food and beverage, retail, ski and snowboard equipment rental, ski school, guest services, lift operations, marketing, maintenance and accounting. We also own and operate property management and real estate operations, which include land development and real estate sales.

Located at the tip of the Monashee Mountain range in central British Columbia, Red Mountain Resort is one of the last pristine and underdeveloped big-mountain ski resorts in North America. The mountain is a skier’s paradise and beloved by a loyal following of outdoor enthusiasts. Red Mountain Resort has 3,000 vertical feet of skiing on five mountains, and a unique topography allowing 360 degree descents from Red, Granite and Grey peaks.

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In addition to ski resort operations, Red Mountain Resort has and continues to develop activities for the other three seasons of the year and has extended the Red Mountain Resort brand to four-season activities.  The Crescent, a 102-unit condominium located at the base of Red Mountain Resort is scheduled to open Nov 2024. In addition, RMR co-developed Nowhere Special Hostel, an 84-pillow hostel which opened in December 2018.  In 2021, RMR developed and opened the Constella cabins and clubhouse, an on-mountain, seasonal (winter only) facility at the Resort offering overnight accommodation in six cabins and limited food & beverage service in the clubhouse.

Our Subsidiaries

We conduct our operations through the following subsidiaries:

●	RMR Acquisition Corp. RMR Acquisition Corp. (“RMR”), our wholly owned subsidiary, owns the developable real estate around the base area of Red Mountain Resort.

●	Red Resort Limited Partnership. Red Resort Limited Partnership is a wholly owned subsidiary of RMR and operates Red Mountain Resort. Red Resort Limited Partnership owns the assets related to our ski operations (buildings, lifts and associated equipment) and Constella cabins and clubhouse.

●	Leroi Acquisition Corp. Leroi Acquisition Corp. is a wholly owned subsidiary and operates a retail store and ski and snowboard equipment rental operations.

●

Red Property Management Ltd. Red Property Management Ltd. is a wholly owned subsidiary of RMR and provides reservations and property management services for privately owned condominiums at the base of Red Mountain Resort and Nowhere Special Hostel.

●

That Seventies Project Limited Partnership / That Seventies Project Development Ltd.: That Seventies Project Limited Partnership beneficially owns property near the base of Red Mountain Resort, through its wholly-owned subsidiary, That Seventies Project Development Ltd. RMR owns a 50% interest in That Seventies Project Limited Partnership and third party investors own the remaining 50% interest. The development is known as the Caldera development, and That Seventies Project Limited Partnership has developed and sold a number of building lots over the past several years and plans to develop and sell more lots in future.

●	Red Mountain Hostel Holdings (CBT) Ltd.: We own 17.6% of Red Mountain Hostel Holdings (CBT) Ltd., which built and owns the Nowhere Special Hostel in the base area of Red Mountain Resort.

●	1159973 BC Ltd.: 11599973 BC Ltd., operates Nowhere Special Hostel.

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We also own or are partners in the following entities, which currently conduct immaterial operations:

●	Hannah Creek Limited Partnership: Hannah Creek Limited Partnership owns certain real property in Rossland, British Columbia, on which it is developing the Crescent, a 102-unit condominium located at the base of Red Mountain Resort is scheduled to open Nov 2024. RMR owns a 50% interest in this partnership and third-party investors own the remaining 50% interest.

●	Slalom Creek Limited Partnership: Slalom Creek Limited Partnership developed property located in the central base area of the Red Mountain Resort into 67 condominium units which have since been sold. RMR owns approximately a 46.5% interest in the partnership and third party investors own the remaining 53.5% interest. This partnership is currently inactive.

●	Red Development Co. Ltd.: Red Development Co. Ltd., a wholly-owned subsidiary of RMR, acts as general partner to Hannah Creek Limited Partnership and Slalom Creek Limited Partnership. In addition, it provides research and investigative services to assist with feasibility analyses of potential future projects at RED Mountain.

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The chart below sets out our corporate structure:

Management

Our General Partner, Red Mountain Ventures G.P. Ltd., was incorporated on September 19, 2003, under the laws of British Columbia to act as general partner to Red Mountain Ventures Limited Partnership. Information about the officers and directors of our General Partner can be found under “Directors, Executive Officers and Significant Employees”.

Employees

During ski season (mid-December through early April) we have approximately 220 full-time and 150 part-time employees. During the off season (mid-April through mid-December), we have approximately 40 full-time employees.

Environmental Laws and Regulation

We are subject to a variety of Canadian federal, provincial and local environmental laws and regulations including those relating to emissions to the air, discharges to water, storage, treatment and disposal of wastes, land use, remediation of contaminated sites, climate change and protection of natural resources. Certain kinds of future expansions of our facilities would require us to carry out environmental assessments and apply for government approvals which may require prior consultations with First Nations (Canadian aboriginal organization) to be carried out. Such proposals may not be approved or may be approved with modifications that substantially increase the cost or decrease the desirability of implementing the project. Our facilities are also subject to risks associated with mold and other indoor building contaminants. From time to time, our operations are subject to inspections by environmental regulators or other regulatory agencies. We are also subject to worker health and safety requirements as well as to land use criteria and potential remediation obligations applicable to the presence of regulated substances. Management believes that our operations are in compliance with applicable environmental, health and safety requirements in all material respects. However, efforts to comply do not eliminate the risk that we may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials at, on or emanating from properties we now own or formerly owned or operated, newly discovered environmental impacts or contamination at or from any of our properties, or changes in environmental laws and regulations or their enforcement.

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Competition

We operate in a competitive industry. We compete with mountain resort areas in the United States, Canada and Europe for destination visitors and with several ski areas in the region. New mountain resorts that may be developed in the region around Red Mountain Resort may lead to increased regional competition. We also compete with other worldwide recreation resorts, including warm-weather resorts, for vacation guests outside the traditional ski season.

Our major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and certain ski areas in the Canadian Rockies and the British Columbia. Our competitive position is dependent upon many diverse factors such as our proximity to population centers, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resort. In addition, there is a move towards consolidation of ski resorts in the US and Canadian ski industries, which may provide competitors with cost efficiencies that enable them to reduce prices and attract visitors away from independent ski resorts such as Red Mountain Resort.

Intellectual Property

We have Canadian trademarks on certain of our designs and logos. Our trademarks and trade names are an important component of our business and our continued success depends in part upon our continued ability to use these trademarks to increase brand awareness and further develop the Red Mountain Resort brand in both domestic and international markets.

Litigation

None.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Red Mountain Ventures Limited Partnership was formed on May 14, 2004 under the laws of British Columbia. The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Report.  Our fiscal year end is April 30th. Our financial statements are prepared in accordance with International Financial Reporting Standards, which may differ from US Generally Accepted Accounting Principles.

Overview

We earn our revenues in five principal categories. In order of their contribution, they are: lift tickets and season passes, food and beverage sales, retail sales and equipment rentals, property management and real estate sales. Our property management revenues are derived from property management services rendered to the owners of condominiums at the base of Red Mountain Resort.

Our single largest source of revenue is the sale of lift tickets (including season passes) which represented approximately 61% and 55% of total revenues for the twelve-month periods ended April 30, 2023 and 2022, respectively. Lift ticket revenue is driven by the volume of lift tickets and season passes sold and their pricing. Most season pass products are sold before the start of the ski season.

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The cost structure of our operations has a significant fixed component with variable expenses including, but not limited to, retail and food and beverage cost of sales, labor and utilities. As such, profit margins can fluctuate based on the level of revenues. As described below, during the 12-month period ending April 30, 2023, we experienced an approximately 10% increase in operating revenue, primarily as a result of increased visitation, while our operating expenses increased by less than 10% during the 12-month period ending April 30, 2023, which had a significant positive impact on our profit margins during the 12-month period ending April 30, 2023. See Item 2.

The timing and duration of favorable weather conditions impact our revenues in regard to the timing and number of skier visits, but may be more impacted by willingness to travel subsequent to the COVID-19 pandemic, adverse economic conditions, global outbreaks of infectious diseases such as COVID-19, the global geopolitical climate or weather conditions in the immediately preceding ski season. Red Mountain Resort has limited snowmaking capabilities and in the event that the natural snowfall is insufficient may be able to open a limited number of ski runs. Cold weather, however, is essential to a successful ski season. There is no way to predict weather conditions. Season passes are sold prior to the start of the ski season, in part, to mitigate negative effects that unfavorable weather may have on our revenues.

Recent Trends, Risks and Uncertainties

Together with the risk factors included in our Form 1-A, we have identified the following important factors (as well as risks and uncertainties associated with such factor) that could impact our future financial performance or condition:

●	The global outbreak of COVID-19, led to global travel restrictions and other adverse global economic impacts including reduced consumer confidence, an increase in unemployment rates and an overall decline in the global and local economies. Although we are uncertain as to the ultimate severity and duration of the COVID-19 pandemic and the impact it may have on our business, we saw a significant negative change in performance as a result of the pandemic and expect our future performance will also be negatively impacted should there be a resurgence of the pandemic and/or a prolonged recession. We cannot predict the ultimate impact that the global economic uncertainty as a result of the COVID-19 pandemic on overall travel and leisure spending or more specifically, on our guest visitation, guest spending or other related trends will have on the 2024 ski season.

●	The North American economy may be impacted by economic challenges in North America or declining or slowing growth in economies outside of North America, accompanied by devaluation of currencies, rising inflation, trade tariffs and lower commodity prices.

Results of Operations

The following discussion of our financial condition and results of operations for the twelve-month period ended April 30, 2023 (the “2023 Annual Period”), and the twelve-month period ended April 30, 2022 (the “2022 Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Revenues

Our overall revenue for the 2023 Annual Period, was $10,371,977, compared to $9,468,878 for the 2022 Annual Period. The increase in overall revenue was primarily driven by an increase in lift ticket and season pass revenue from $5,168,728 for the 2022 Annual Period, to $6,331,335 for the 2023 Annual Period. The corresponding increase in visitor traffic, resulted in higher retail and rental revenue and food and beverage revenue. Retail and rental revenue for the 2023 Annual Period, was $1,066,372, compared to $753,905, for the 2022 Annual Period. Food and beverage revenue for the 2023 Annual Period, was $1,344,703, compared to $814,214, for the 2022 Annual Period.

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Property management revenue for the 2023 Annual Period, was $834,056, compared to $431,735, for the 2022 Annual Period. The increase resulted from management services provided to the privately owned condominiums at the base of Red Mountain Resort and Nowhere Special Hostel.

Real estate sales revenue for the 2023 Annual Period, was $0, compared to $1,712,143, for the 2022 Annual Period.

Other revenue for the 2023 Annual Period, comprised primarily of ski school, day care services and facilities rentals, was $795,511 compared to $588,153, for the 2022 Annual Period.

Cost of Goods Sold

Cost of goods sold for the 2023 Annual Period was $914,348, compared to $3,762,184 for the 2022 Annual Period. Costs of goods sold was significantly lower during the 2023 Annual Period as a result of development costs related to real estate sold during the 2022 Annual Period which were recognized upon the sale of such real estate.

Gross Profits

Gross profit was $9,457,629, for the 2023 Annual Period, compared to $5,706,694, for the 2022 Annual Period. The increase in gross profits is primarily the result of increased visitation and no real estate sales expenses or cost of goods sold.

Operating Expenses

Our overall operating expenses for the 2023 Annual Period, were $9,736,492, compared to $8,822,518, for the 2022 Annual Period. The increase in overall operating expenses is primarily as a result of an increase in general and administrative expenses and an increase is wages and benefits, as a result of increased visitation to Red Mountain Resort.

Labor and labor related expenses for the 2023 Annual Period, were $4,609,767, compared to $4,116,341 for the 2022 Annual Period.

Repairs and maintenance related expenses for the 2023 Annual Period, were $996,772, compared to $772,643, for the 2022 Annual Period.

Depreciation expense for the 2023 Annual Period, were $778,935, compared to $813,346, for the 2022 Annual Period.

Selling and marketing expenses for the 2023 Annual Period, were $248,756, compared to $328,311, for the 2022 Annual Period.

Equipment rental and lease expenses for the 2023 Annual Period, were $339,603, compared to $301,967, for the 2022 Annual Period.

Property taxes for the 2023 Annual Period, were $109,964, compared to $109,762 for the 2022 Annual Period.

General and administrative expenses for the 2023 Annual Period, were $2,652,695, compared to $2,380,148 for the 2022 Annual Period. The increase during the 2023 Annual Period, is primarily a result of increases in insurance premiums, software improvement, wage increases and a general increase in almost all expenses.

Loss from Operations

Loss from operations for the 2023 Annual Period, was $278,863, compared to a loss of $3,115,824, for the 2022 Annual Period. The significant decrease in losses during the 2023 Annual Period is primarily a result of increased revenue and decreased cost of goods sold.

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Other Income (Expense)

Interest expense for the 2023 Annual Period, was $471,506 compared to $481,378, for the 2022 Annual Period.

Net Income (Loss)

Net loss for the 2023 Annual Period, was $750,369, compared to net loss of $3,597,201 for the 2022 Annual Period.

Total comprehensive net loss after foreign currency translation adjustment for the 2023 Annual Period, was $1,128,856, compared to $4,156,047, for the 2022 Annual Period. The significant decrease in comprehensive net loss during the 2023 Annual Period is primarily the result of increased visitation and development costs related to real estate sold during the 2022 Annual Period which were recognized upon the sale of such real estate.

Liquidity and Capital Resources

We had $0 in cash as of April 30, 2023 and April 30, 2022. Current assets as of April 30, 2023, were $970,147, compared to $1,077,736 as of April 30, 2022. The decrease in current assets is primarily the result of a decrease in accounts receivables, which were $372,785 and $547,170, as of April 30, 2023, and 2022, respectively. We had no cash as of April 30, 2023 and April 30, 2022, is the result of the use of cash in operations and development.

Principal Sources of Cash

Our principal source of cash is sales revenue. Available cash is the highest in the fourth quarter primarily due to the seasonality of our resort business and the sale of season passes for the following ski season. We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.  Subject to the repercussions of any future COVID-19 pandemic and governmental restrictions, including, but not limited to, travel restrictions, and a prolonged financial recession, we expect that our liquidity needs for the near term and the next fiscal year will be met by continued use of operating cash flows (primarily those generated in our third and fourth fiscal quarters).

Significant Uses of Cash

Our cash uses currently include operating expenditures and capital expenditures for assets to be used in operations. We have historically invested significant cash in capital expenditures for our resort operations and expect to continue to invest in the future. Resort capital expenditures for the 2023 Annual Period, were approximately $1,363,131 compared to $153,996, for the 2022 Annual Period. The capital expenditures for the 2023 Annual Period were primarily associated with a new access road, topping station lodge and ski data gates and equipment.

Debt and Credit Facilities

As of April 30, 2023, we had $10,028,830 in outstanding long term debt, compared to $9,489,399 as of April 30, 2022.

The Bank of Montreal (the “BMO”) has provided an overdraft credit facility to Red Resort Limited Partnership (“RRLP”) in the principal amount of CDN$2,152,000, bearing interest at prime plus 1.5%, and secured by a vacant lot directly below the Morning Star development. When RRLP’s operating bank account balance reaches zero, the BMO Line of Credit Agreement allows RRLP to draw checks or make withdrawals of up to CDN$2,152,000. Interest is calculated and charged by BMO in any month when RRLP makes use of this line of credit (or overdraft). The interest charged to the operating account is dependent upon the amount the account has gone into overdraft and the length of time the account is in an overdraft position. Repayments of principal are made at the discretion of RRLP. The credit facility is to be used for general working capital. As of April 30, 2023, a balance of CDN$1,275,361 in principal was outstanding under this credit facility, with no interest accrued.

RRLP is a party to two fixed rate term loan agreements with BMO that are guaranteed by Leroi Acquisition Corp., RMR Acquisition Corp and Red Property Management Ltd. The first loan is for CDN$4,200,000, has a 24-month term, and bears interest at 2.89%. It requires monthly payments of interest and principal payments of about CDN$29,000 in December, January, February, March, April and May of each year. The loan was used, in part, to pay down previously existing loans. The second loan is for CDN$1,600,000, has a 36-month term, and bears interest at 3.17%. It requires monthly payments of interest and principal payments of about CDN$30,000 in December, January, February, March, April and May of each year. As of April 30, 2023, the outstanding principal balance of the first loan was CDN$2,514,277, and the outstanding principal balance of the second loan was CDN$624,988.

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As of April 30, 2023, an aggregate of CDN$7,461,754 in principal and interest was due and outstanding to Mr. Busby under various loans that were advanced between January 2020 and April 2022, which accrue interest at a rate of 6% per annum. Interest of CAD$247,774 was paid in April 2022.

As of April 30, 2023, we had CAD$15,436 outstanding under a loan to RMR from Community Futures Development Corporation of Greater Trail bearing interest at the prime rate plus 4%, and maturing in June of 2025.

As of April 30, 2023, we had CAD$300,000 in outstanding due to Busby Trust accruing no interest. This loan will fund initial development of the mid-mountain lands at the Resort and will convert to equity in the future.

ITEM 3.  DIRECTORS AND OFFICERS

Our general partner is Red Mountain Ventures G.P. Ltd., which was formed under the laws of British Columbia on September 19, 2003. The following table sets forth information about the General Partner’s executive officers and directors:

Name	Position	Term of Office	Age

Howard I. Katkov	Chief Executive Officer and Director	October 2003 – Present	73

Donald J. Thompson	Director and Corporate Secretary President	October 2003 – Present May 2015 – Present	67

Dyne Parker	Chief Financial Officer	August 2023 - Present	38

Joshua J. Fox	Director	January 2016 - Present	52

Jeff Busby	Director	June 2004 - Present	61

Howard I. Katkov, has served as a Director and Chief Executive Officer of the General Partner since October 2003. Between October 2003 and May 2015, he served as President of the General Partner. Mr. Katkov, businessman and previously an attorney and real estate developer, has developed, constructed and sold approximately 2,500 single and multi-family residential units valued at over $400 million. He is an entrepreneur at heart who has founded and sold several companies, including Sassaby-Jane Cosmetics which was acquired by The Estée Lauder Companies for approximately $65 million. Mr. Katkov currently oversees the operations of the Red Mountain Resort and real estate development activities.

Donald J. Thompson, has served as a Director and Corporate Secretary of the General Partner since October 2003, and as President of the General Partner since May 2015. He previously served as Vice President, Resort Planning and Development of the General Partner, from September 2005 through May 2015. Mr. Thompson has been instrumental in managing over $50 million of development projects at the base of RED Mountain. Before joining Red Mountain Resort, Mr. Thompson led development planning teams with The Aspen Skiing Company at Snowmass, Colorado, Vail Resorts at Keystone Resort, Colorado, and Intrawest at Copper Mountain Resort, Colorado. He has over 25 years of resort planning development and operations experience.

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Dyne Parker, has served as Chief Financial Officer since August 2023. Mr. Parker is a graduate of Thompson Rivers University with a Diploma in Management, Degree in Marketing and Post Bachelor’s degree in Finance. He has 12 years of experience in the finance and management. Previously, between Jan 2016 and Aug 2023 Mr. Parker held the position of Finance and Operations Manager at Trail Skills Centre in British Columbia. Mr. Parker’s responsibilities include all aspects of financial management, analysis and reporting, budgeting, taxation, human resources, insurance and risk management.

Joshua J. Fox, has served as a Director of the General Partner since January 2016. He has served as Managing Director, Head of Real Estate, Lodging and Leisure for Stout Risious Ross in New York, New York, since May 2015. Prior to his present position, Mr. Fox was co-founder of Underwood, Fox & McClintock (2012-2015) and prior to that, was the Director, Investment Banking – Real Estate, Lodging, Leisure and Homebuilding Group for Houlihan Lokey (2004-2012). Mr. Fox has a unique expertise in the ski resort industry where he managed the refinancing of more than $1 billion of debt for Intrawest Resorts, as well as managing the sale of Copper Mountain Ski Resort, Camelback Mountain Resort, Mountain High, and the recent refinancing of Big Sky Resort. Mr. Fox received his BBA from University of Michigan School of Business and a Juris Doctorate from Columbia University School of Law.

Jeff Busby, has a served as a Director of the General Partner since 2008. He has served as Executive Director and as a member of the Executive Committee at Brandes Investment Partners, L.P. since 2008, where he contributes to strategic decisions and guides the firm toward its vision and objectives. He also contributes to the investment process at Brandes as a member of the Investment Oversight Committee. Mr. Busby received his BS in chemical engineering from Northwestern University and his MBA in finance from the University of California, Berkeley. He is a member of the CFA Society of San Diego and has 25 years of investment experience.

Except for employment agreements described in “Compensation of Directors and Executive Officers,” there are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any directors and any executive officer.

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors of the General Partner, during the fiscal year ended April 30, 2023:

Name	Capacities in which compensation received	Cash Compensation		Other Compensation		Total Compensation
Howard I. Katkov (1)	CEO	US$	400,000	US$	43,000	US$	443,000

Donald J. Thompson (2)	President & Corporate Secretary	CDN$	191,000	CDN$	10,000	CDN$	201,000

Kevin Magnall (3)	Chief Financial Officer	CDN$	110,000	CDN$	7,500	CDN$	117,500

(1)	Mr. Katkov is a party to an employment agreement under which he is entitled to receive a salary of US$400,000, however, which is anticipated to be extended, which includes office, internet and bonus allowance of $18,000 and a $25,000 bonus.
(2)	Mr. Thompson is a party to an employment agreement under which he is entitled to receive a salary of CDN$191,000 per annum. Other compensation includes a $10,000 bonus.
(3)	Mr. Magnall is a party to an employment agreement under which he is entitled to receive an annual salary of $110,000. He received a bonus of $7,500. Mr. Magnall retired September 2023.

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The directors do not receive any compensation for their service as a director.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information as of December 31, 2023, regarding the beneficial ownership of Class A Units, Class B Units, Class C Units, Class C2 Units and Class D Units, which are the only classes of outstanding units as of such date by (i) each person whom we know owned, beneficially, more than 10% of any class of the outstanding units, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the units listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to units beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of Class
Class A Units	Howard I. Katkov PO Box 670 Rossland, BC. V0G 1Y0	532,000	(1)	0	27.66%
	Donald J. Thompson PO Box 670 Rossland, BC. V0G 1Y0	133,000	(2)	0	13.83%
	Patricia Marshall Thompson PO Box 66 Rossland, BC. V0G 1Y0	133,000	(2)	0	13.83%
	Jim Greene 2001 Silver King Road Nelson, BC V1L 1C8	266,000	(3)	0	13.83%
	Christine Anderson PO Box 670 Rossland, BC. V0G 1Y0	258,000		0	13.41%
	Kevin Magnall PO Box 670 Rossland, BC. V0G 1Y0	257,000		0	13.36%
	All directors and officers as a group (4 persons)	1,321,000		0	68.67%

Class B Units	Jeff Busby 11988 El Camino Real, Suite 600 San Diego, CA. 92191-9048	1,383,787	(4)	0	81.72%
	All directors and officers as a group (2 persons)	1,385,537		0	81.83%

Class C Units	Jeff Busby	2,812,417		0	91.52%
	All directors and officers as a group (1 person)	2,812,417		0	91.52%

Class C2 Units	Jeff Busby	2,413,696		0	90.25%
	All directors and officers as a group (1 person)	2,413,696		0	90.25%

(1)	Owned by Red Mountain Ventures, Inc., which is wholly owned by Howard Katkov.
(2)	Owned by Blacklock Holdings Inc. Donald Thompson, a director and officer of the General Partner, owns directly or indirectly 50% of the voting shares of Blacklock Holdings Inc. Patricia Marshall Thompson owns the remaining 50% of the voting shares of Blacklock Holdings, Inc.
(3)	Units owned by 390594 Alberta Limited, which is owned and controlled by Jim Greene.
(4)	Units owned by Value Powder Corporation. Jeff Busby, a director of the General Partner, is the trustee of the Juice Trust which owns directly or indirectly 63.1% of the voting shares of Value Powder Corporation. The sole beneficiary of the Juice Trust is the Busby Children’s Trust, all of the beneficiaries of which are the children of Jeff Busby, and the trustee of which is Jeff Busby.

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ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Between January 2020 and April 2023, Mr. Busby loaned RMR CAD$7,461,754 to fund capital projects on the Resort and working capital. The loans accrue interest at 6%. We have repaid Mr. Busby and aggregate of $746,383. As of April 30, 2023, an aggregate of CDN$7,461,754 in principal was due and outstanding to Mr. Busby under this loan.

ITEM 6. OTHER INFORMATION

None.

ITEM 7. FINANCIAL STATEMENTS

ITEM 8. EXHIBITS

EXHIBITS

2.1	Certificate of Limited Partnership*

2.2	Amended and Restated Limited Partnership Agreement*

2.3	Red Mountain Ventures GP Ltd. Shareholder Agreement *

4.1	Form of Subscription Agreement*

6.1	SIDIT Credit Documents*

6.2	Community Futures Development Corporation of Greater Trail Loan Documents*

6.3	Western Economic Diversification Loan Documents*

6.4	Bank of Montreal Line of Credit Documents*

6.5	Operating Agreement with Province of British Columbia*

6.6	Loan Agreement with Bank of Montreal*

8.1	Escrow Agreement*

11.1	Consent of Venning

*Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rossland, British Columbia, on February 6, 2024.

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

BY: RED MOUNTAIN VENTURES G.P. LTD.

ITS: GENERAL PARTNER

By:	/s/ Howard Katkov
Howard Katkov, Chief Executive Officer and Director

Date: February 6, 2024

By:	/s/ Jeff Busby
Jeff Busby, Director

Date: February 6, 2024

By:	/s/ Donald Thompson
Donald Thompson, Director and President

Date: February 6, 2024

By:	/s/ Dyne Parker
Dyne Parker, Principal Financial Officer and Principal Accounting Off

Date: February 6, 2024

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Red Mountain Ventures Limited Partnership

Consolidated Financial Statements

April 30, 2023 and 2022

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of the General Partner and Unit Holders of

Red Mountain Ventures Limited Partnership

Opinion

We have audited the accompanying financial statement of Red Mountain Ventures Limited Partnership as of April 30, 2023, and the related consolidated statements of operations and other comprehensive income, changes in limited partnership interest and cash flows, and the related notes to the consolidated financial statements, including a summary of significant accounting policies.

The financial statements of Red Mountain Ventures Limited Partnership as of April 30, 2022, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated August 31, 2022.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Red Mountain Ventures Limited Partnership as of April 30, 2023, the related consolidated statements of operations and other comprehensive income, changes in limited partnership interest and cash flows for the year ended April 30, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our reports. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in conformity with International Financial Reporting Standards (“IFRS”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible to assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to a going concern basis of accounting. Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with accounting standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

As part of an audit on accordance with Canadian generally accepted auditing standards, we exercise professional skepticism throughout the audit we also: identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion; obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control; evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management, conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern; evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

/s/ VENNING

VENNING

Agawam, MA

January 9, 2024

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP
CONSOLIDATED BALANCE SHEETS
(US $)

ASSETS

	April 30, 2023	April 30, 2022
Current assets
Cash and cash equivalents (Note 4)	$-	$-
Restricted cash	20,100	21,268
Accounts receivable (Note 5)	372,785	547,170
Prepaid expenses and other current assets (Note 7)	111,115	104,499
Inventory (Note 6)	466,148	404,799
Total current assets	970,147	1,077,736

Property, plant and equipment, net (Note 8)	12,986,761	13,162,077
Property under development (Note 9)	8,619,354	10,770,713
Equity method investment (Note 2)	356,766	321,359
Goodwill	51,679	54,935

Total assets	$22,984,708	$25,386,820

LIABILITIES AND PARTNERSHIP INTEREST

Current liabilities
Accounts payable and accrued expenses (Note 10)	$569,607	$871,669
Deferred revenue (Note 11)	1,722,554	1,810,022
Current portion of long-term debt (Note 12)	368,185	384,930
Total current liabilities	2,660,346	3,066,621

Long-term liabilities
Other long-term debt (Note 12)	10,028,830	9,489,399
Finance leases (Note 13)	58,522	-
Total long-term liabilities	10,087,352	9,489,399

Total liabilities	12,747,697	12,556,020

Commitments and contingencies

Partnership interest (Note 17)
Initial partnership interest	2,657	2,657
Class A units contribution	1,109	1,109
Class B units contribution	13,083,607	13,083,607
Class C units contribution	20,746,938	20,746,938
Class D units contribution	1,916,948	1,916,948
Partner distributions	(1,416,241)	(1,416,241)
Other comprehensive income	3,098,376	3,476,863
Accumulated deficit	(30,400,310)	(29,740,234)
Total partnership interest attributable to partnership	7,033,085	8,071,647
Non-controlling interest	3,203,926	4,759,153
Total partnership interest	10,237,010	12,830,800

Total liabilities and partnership interest	$22,984,708	$25,386,820

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE INCOME
(US $)

	Year Ended	Year Ended
	April 30, 2023	April 30, 2022
Operating revenue (Note 2)
Lift revenue	$6,331,335	$5,168,728
Retail and rental	1,066,372	753,905
Property management	834,056	431,735
Food and beverage	1,344,703	814,214
Real estate sales	-	1,712,143
Other revenue	795,511	588,153
Total operating revenue	10,371,977	9,468,878

Cost of good sold	914,348	3,762,184

Gross profit	9,457,629	5,706,694

Operating expenses
Wages and benefits	4,609,767	4,116,341
Repairs and maintenance	996,772	772,643
Depreciation and amortization	778,935	813,346
Selling and marketing	248,756	328,311
Equipment rental and leases	339,603	301,967
Property taxes	109,964	109,762
General and administration	2,652,695	2,380,148
Total operating expenses	9,736,492	8,822,518

Loss from operations	(278,863)	(3,115,824)

Other income (expense)
Interest expense including foreign exchange adjustments	(471,506)	(481,378)
Total other income (expense)	(471,506)	(481,378)

Net loss	(750,369)	(3,597,201)

Net loss attributable to non-controlling interest	(90,293)	(95,650)

Net loss attributable to partnership	$(660,075)	$(3,501,551)

Comprehensive income (loss)
Net loss	(750,369)	(3,597,201)
Foreign currency translation adjustment	(378,487)	(558,846)
Comprehensive income (loss)	(1,128,856)	(4,156,047)

Comprehensive loss attributable to non-controlling interest	(90,293)	(95,650)

Comprehensive income (loss) attributable to partnership	$(1,038,562)	$(4,060,397)

RED MOUNTAIN VENTURES LIMTED PARTNERSHIP
STATEMENTS OF CHANGES IN LIMITED PARTNERSHIP INTEREST
FOR THE TWO YEARS ENDED APRIL 30, 2023
(US $)

	Initial		Partner	Other
	Partnership	Non-controlling	Contributions	Comprehensive	Accumulated
	Interest	Interest	(Distributions)	Income	Deficit	Total
Balance April 30, 2021	$2,657	$4,854,803	$34,332,361	$4,035,709	$(26,238,683)	$16,986,847

Foreign currency translation loss	-	-	-	(558,846)	-	(558,846)

Net gain/(loss)	-	(95,650)	-	-	(3,501,551)	(3,597,201)

Balance April 30, 2022	$2,657	$4,759,153	$34,332,361	$3,476,863	$(29,740,234)	$12,830,800

Partnership Transfer		(1,464,934)				(1,464,934)

Foreign currency translation loss	-	-	-	(378,487)	-	(378,487)

Net gain/(loss)	-	(90,293)	-	-	(660,075)	(750,369)

Balance April 30, 2023	$2,657	$3,203,926	$34,332,361	$3,098,376	$(30,400,310)	$10,237,010

RED MOUNTAN VENTURES LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$)

	Year Ended	Year Ended
	April 30, 2023	April 30, 2022
Cash flows used in operating activities:
Net loss	$(660,075)	$(3,501,551)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	778,935	812,750
Interest expense	471,506	481,377
Sale of developed land	-	1,208,636
Gain/ (loss) on equity investment	(55,940)	11,441
Changes in operating assets and liabilities:
Accounts receivable	141,952	116,159
Inventory	(85,343)	113,960
Prepaid expenses and other current assets	(12,810)	(45,542)
Accounts payable and accrued expenses	(250,395)	(153,848)
Deferred revenue	19,819	(100,795)
Cash generated from operations	347,649	(1,057,413)
Interest paid	(471,506)	(481,377)
Net cash used in operating activities	(123,857)	(1,538,790)

Cash flows used in investing activities:

Purchase of fixed assets	(1,363,131)	(153,996)
Net cash used in investing activities	(1,363,131)	(153,996)

Cash flows from financing activities:
Change in restricted cash	(93)	(83)
Proceeds from long-term borrowings	2,527,598	2,112,741
Payments on long-term borrowings	(1,368,043)	(424,958)
Net cash provided by (used in) financing activities	1,159,462	1,687,700

Net change in cash	(327,526)	(5,086)

Cash balance as of May 1	-	-

Foreign exchange translation	327,526	5,086

Cash balance as of April 30	$-	$-

Supplemental disclosure of non-cash financing activities:
Foreign currency translation adjustments	$327,526	$5,086

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

Red Mountain Ventures Limited Partnership (“RMVLP”) was formed as a British Columbia limited partnership on May 14, 2004 in connection with the acquisition of the Red Mountain Resort in Rossland, British Columbia. RMVLP is managed by its sole general partner, Red Mountain Ventures G.P. Ltd. RMVLP owns direct and indirect interests in the legal entities that carry on the business of Red Mountain Resort and hold its real estate interests. In particular, RMR Acquisition Corp (“RMRAC”) (100% owned by RMVLP) is the registered owner of the majority of the real estate comprising the Red Mountain Resort. Red Resort Limited Partnership (100% owned by RMR Acquisition Corp) operates Red Mountain Resort. In addition, That Seventies Project Limited Partnership (50% owned by RMR Acquisition Corp) owns a parcel of land at the base of Red Mountain currently under development. A number of other entities used for various purposes are also beneficially owned wholly or partially by RMVLP including Red Property Management Ltd., which manages vacation rentals of privately owned condominiums at the base of Red Mountain Resort and Leroi Acquisition Corp, which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop.

RMR Acquisition Corp. (“RMRAC”)

RMRAC, a wholly owned subsidiary of the Partnership, owns the real property comprising Red Mountain Resort. RMRAC, directly or indirectly, through a number of subsidiaries and affiliates, has an ownership interest in certain real estate surrounding Red Mountain Resort.

Red Resort Limited Partnership

Red Resort Limited Partnership is a wholly owned subsidiary of RMRAC and operates Red Mountain Resort. Red Resort Limited Partnership owns the assets related to the mountain operations of Red Mountain Resort including buildings, lifts and associated equipment.

Leroi Acquisition Corp.

Leroi Acquisition Corp. is a wholly owned subsidiary of the Partnership which owns and operates a retail store selling winter clothing and accessories and a ski and snowboard rental and service shop at Red Mountain Resort.

Red Property Management Ltd.

Red Property Management Ltd. is a wholly owned subsidiary of RMRAC and provides reservations and property management services for approximately 60 privately owned condominium rental units at the base of Red Mountain.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (Cont.)

That Seventies Project Limited Partnership

This partnership beneficially owns a subdivided real property for sale near the base of Red Mountain Resort through its wholly-owned subsidiary That Seventies Project Development Ltd. RMRAC owns a 50% interest in That Seventies Project Limited Partnership and third-party investors own the remaining 50% interest. Other Non-Material Subsidiaries and Affiliates:

Hannah Creek Limited Partnership

This partnership owns certain property in Rossland, British Columbia, which was to be subdivided and developed into approximately 50 condominium units contained in two three-to-five story buildings and related infrastructure. RMRAC owns a 50% interest in this partnership and third-party investors own the remaining 50% interest. This partnership is currently inactive.

Slalom Creek Limited Partnership

This partnership developed certain property located in the central base area of Red Mountain Resort into condominium units which have since been sold. RMRAC owns approximately a 46.5% interest in the partnership and third-party investors own the remaining 53.5% interest. This partnership is inactive and is expected to be dissolved at some point in the future.

Red Development Co. Ltd.

Red Development Co. Ltd., a wholly-owned subsidiary of RMRAC, acts as general partner to Hannah Creek Limited Partnership and Slalom Creek Limited Partnership.

Red Mountain Hostel (CBT) Holdings Ltd.

RMR Acquisition Corp entered a joint venture agreement with the Columbia Basin Trust to construct and own a hostel in the base area of Red Mountain Resort. RMR Acquisition provided the site for the hostel and the Columbia Basin Trust provided the funding for construction. RMR Acquisition Corp owns 17.6% of Red Mountain Hostel (CBT) Holdings Ltd. 1159973 BC Ltd. was created to operate the Nowhere Special Hostel. This numbered company is 100% owned by RMR Acquisition Corp.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. operates year-round but sees limited business between May and November. Leroi Acquisition Corp operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

RMVLP has a year-end of December 31st. The operating companies have a fiscal year end of April 30th and the financial statements are consolidated and reported as of April 30th.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (Cont.)

Red Mountain Hostel (CBT) Holdings Ltd. (Cont.)

The Partnership’s securities are not traded on any stock exchange in Canada and thus, Red Mountain Ventures is not subject to regulation by any Canadian stock exchange. The Partnership’s securities are also not registered under the United States Securities Act of 1933 nor are they traded on any securities or stock exchange in the United States. As a result, the Partnership is not presently subject to the reporting, certification or other requirements imposed on U.S. registered issuers under, among other things, U.S. Sarbanes-Oxley Act of 2002 ("SOX"). As a non-reporting issuer designation under the Canadian securities laws, the Partnership is subject to limited reporting requirements – specifically related to the issuance of securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying consolidated financial statements follows:

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The financial statements have been prepared in United States Dollars, under the historical cost convention. The accounts have been rounded to the nearest dollar.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

The accompanying consolidated financial statements include the accounts of the Partnership and its aforementioned subsidiaries and entities under common ownership. All significant intercompany accounts and transactions have been eliminated in consolidation. The ownership interest in subsidiaries that are held by owners other than the Partnership are recorded as non-controlling interest and reported in management’s consolidated balance sheets within partnership interest. Losses attributed to the non-controlling interest and to the Partnership are reported separately in management’s consolidated statements of operations and other comprehensive income.

The accompanying consolidated financial statements have been prepared on a going concern basis which implies the Partnership will continue to meet its obligations for the next twelve months as of the date these financial statements are issued.

While management’s projected cash flows are forecasted to be sufficient to meet the Partnership’s obligations over the next twelve months, management believes it is prudent to continue its capital raising efforts in case its forecast is not achieved. Management’s plan to continue as a going concern includes raising capital in the form of debt or equity, increased gross profit from organic revenue growth and managing and reducing operating and overhead costs.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basis of preparation (Cont.)

However, management cannot provide any assurances that the Partnership will be successful in accomplishing any of its plans. Management also cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Partnership to raise additional capital on an immediate basis.

However, based upon an evaluation of the Partnership’s continued growth trajectory, past success in raising capital and meetings its obligations as well as its plans for raising capital discussed above, management believes that the Partnership is a going concern.

Cash and cash equivalents

Cash and cash equivalents in the balance sheets is comprised of cash at bank and on hand. Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less, that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

Restricted cash

Restricted cash is comprised of term deposit funds which secure letters of credit. The deposits mature and are rolled over annually. The Company has agreements in place with the Bank of Montreal that require the deposits related to certain credit facilities. As of April 30, 2023 and 2022, the restricted cash balance was $20,100 and $21,268, respectively.

Accounts receivable

Accounts receivables are generally unsecured. The Partnership establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management’s evaluation of collectability. Accounts are written off after all reasonable collection efforts have been exhausted and management concludes that likelihood of collection is remote. Any future recoveries are applied against the allowance for doubtful accounts. As of April 30, 2023 and 2022, allowance for doubtful accounts was $0 and $0, respectively.

Inventory

Inventory consists primarily of purchased retail goods, food and beverage items, and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. As of April 30, 2023, none of the inventory was pledged as security for any liabilities.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation on assets is calculated using the diminishing balance method by applying the depreciation rate to the net book value of the asset, resulting in a diminishing annual charge. The cost/net book value is allocated over their estimated useful lives, as follows:

Number of
Years
Building	25
Trail Improvement	12.5
Lifts and tows and snow infrastructure	16.7
Furniture, fittings and equipment	5
Vehicles	3.3

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within the profit and loss account.

Property under development

The Partnership capitalizes as real estate held for sale and investment the original land acquisition cost, direct construction and development costs, property taxes, interest recorded on costs related to real estate under development and other related costs. The Partnership records capitalized interest once construction activities commence and real estate deposits have been utilized in construction. Development costs are applied against sale proceeds on a square footage basis.

Goodwill and intangible assets

Goodwill arose on the acquisition of Red Mountain Resort Inc. in 2004 and subsequent amalgamation with RMRAC and consists of the excess of the purchase price of the shares over the net book value of the assets of Red Mountain Resort Inc. at the date of acquisition. The goodwill is attributed substantially to land value. The Partnership tests goodwill annually for impairment. The testing of impairment consists of a comparison of the estimated fair value of the assets with their net carrying value. The Partnership determined that there was no impairment to goodwill for the years ended April 30, 2023 and 2022.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Long-lived assets

The Partnership periodically reviews its long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Partnership recognizes an impairment loss when the sum of expected undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount.

The amount of impairment is measured as the difference between the estimated fair value and the book value of the underlying asset. The Partnership does not believe any events or changes in circumstances indicating an impairment of the net carrying amount of a long-lived asset occurred during the years ended April 30, 2023 and 2022.

Financial Instruments- Risk Management

The Company is exposed to the following financial risks through its operations:

- Risks related to the general economic trend

- Credit Risks

- Liquidity risks

- Interest Rate risk

- Foreign Exchange risk

- Risk related to the environment

- Financial instrument risks from cash and cash equivalents, trade receivables/payables, and notes payable

Company management has responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of management is set policies the seek to reduce risk as much as possible without unduly affecting the Company’s operational goals.

The granting of credit to end customers is subject to specific preliminary and on-going assessments. Positions amongst trade receivables for which objective non-recoverability is ascertained are subject to write down.

The Company’s transactions are denominated in Canadian dollars. Therefore, the fair value of the financial instruments may decrease if the Canadian dollar to US dollar exchange rate decreases, while the financial instruments would decrease accordingly. Management believes the foreign exchange risk for the Company is relatively low.

Finance lease contracts

Assets held under equipment lease agreements are capitalized in the balance sheet and are depreciated over their useful life. The corresponding purchase obligation is capitalized in the balance sheet as a finance lease liability. The interest element of the obligation is charged to the profit or loss account over the period of the contract and represents a constant proportion of the balance sheet capital repayments outstanding. All lease assets and liabilities are accounted for in accordance with IFRS 16.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Capital Management

The Company monitors adjusted capital which comprises all components of equity. The Company’s objectives when maintaining capital are to safeguard the entity’s ability to continue as a going concern and to provide an adequate level of return to partners and investors.

Investments

The Partnership owns a 50% interest in That Seventies Project, a real estate development project, and has capitalized approximately $3.5 million and $ 3.7 million, in development assets as of April 30, 2023 and 2022, respectively.

The Partnership owned a 50% interest in the Hannah Creek Project, a real estate development project, and had capitalized approximately $1.8 million in development assets as of April 30, 2022.

The Partnership owns a 46.49% interest in the Slalom Creek and has not incurred and or capitalized any costs in connection with this venture. This entity is expected to be dissolved in the near future.

The Company maintains 100% control and liability for the above entities. They are fully consolidated in the company’s financial statements and all income and losses pertaining to the outside investors are accounted for as a non-controlling interest.

The Partnership owns 17.6% of Red Mountain Hostel Holdings (CBT) Ltd. This investment is accounted for as an equity investment. The Partnership’s investment is recorded as an asset on the balance sheet and is adjusted each year according to the Partnership’s share of gains and losses related to CBT.

Foreign currencies

The functional currency of the Partnership is Canadian Dollar (CAD). The reporting currency of the financial statements is United States Dollars (USD). The company has decided to present the financial statements in US Dollar for purposes of clarity as a majority of the company’s investors are from US and international markets. The financial statements of the Company were translated pursuant to the provisions of IAS 21. Income and expenses and cash flows for each statement of profit and loss shall be translated at an appropriately weighted rate for the year. All assets and liabilities are translated at the rate of exchange ruling at the balance sheet date. Equity accounts are translated using historical exchange rates. All differences are taken to the other comprehensive income or loss.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Foreign currencies (Cont.)

The exchange rates used to translate amounts in CAD into USD for the purposes of preparing the consolidated financial statements were as follows:

Balance Sheets:

	April 30, 2023	April 30, 2022
Period-end CAD: USD exchange rate	$0.732467	$0.778619

Statements of Operations/Cash Flows:

	April 30, 2023	April 30, 2022
Average Yearly CAD: USD exchange rate	$0.752443	$0.797087

Revenue recognition Revenue is measured based on the consideration specified in a contract with a customer in accordance with IFRS 15. The company recognizes revenue when it transfers control over a product to a customer or performs the service obligation as prescribed by the contract.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. Operates year-round but sees limited business between May and November. Leroi Acquisition Corp. operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

Following are the specific revenue recognition criteria which must be met before revenue is recognized:

●	Lift revenue is derived from the sale of lift tickets and season passes, and is recognized as services are performed. The Partnership records deferred revenue related to sale of season ski passes. The majority of season passes are sold from March 15 to April 30 each year for the following ski season and the related revenue is recognized in the first month of the new fiscal year. Season pass revenues received from May 1 to March 15 are recognized when received.

●	Retail and rental revenue is derived from retail sales and equipment rentals business and is recognized as products are delivered or services are performed.

●	Property management revenue is derived from providing reservations and property management services for the privately owned condominium rental units and is recognized as services are performed.

●	Food and beverage revenue is derived from sale of food and beverage from three Partnership-owned restaurants and is recognized as products are delivered or services are performed.

●	Real estate revenue primarily includes the sale of condominium units and land parcels and is recorded primarily using the full accrual method and occurs only upon the following: (i) substantial completion of the entire development project, (ii) receipt of certificates of occupancy or temporary certificates of occupancy from local governmental agencies, if applicable, (iii) closing of the sales transaction including receipt of all, or substantially all, sales proceeds (including any deposits previously received) and (iv) transfer of ownership.

●	Other revenue primary includes ski school operations, KinderCare, locker rental, other on-mountain activities.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Selling and marketing expense

The Partnership expenses marketing, promotions and advertising costs as incurred. Such costs are included in selling and marketing expense in the accompanying consolidated statements of operations. Selling and marketing costs were $248,756 and $328,311 for the years ended April 30, 2023 and 2022, respectively.

Comprehensive income

Comprehensive income is defined as the change in equity resulting from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from consolidated net earnings.

New standards, amendments and interpretations not yet adopted

The IASB and IFRIC have issued the following standards and with an effective date after the date of the financial statements and have not been applied in preparing these consolidated financial statements.

IFRS 17 Insurance Contracts- IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts with the scope of standard. An insurance contract is a contract in which one party accepts significant risk by agreeing to compensate the policy holder if a specified uncertain future event takes place. The standard is applicable to insurance contracts, including reinsurance contracts, which the entity issues or holds. Contracts that meet the definition but primarily exist to provide services for a fixed fee are subject to IFRS 17 unless the entity has applied IFRS 15 to the service contracts. IFRS 17 will be applicable to annual reporting periods beginning on or after January 1, 2023. On initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfillment of cash flow or the contractual service margin. An entity shall include all future cash flows within each contract. At subsequent measurement the carrying amount of a group of insurance contracts shall be the sum of the liability for remaining coverage and the liability for incurred claims. Management does not expect the application to have a material impact on the company’s financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Partnership.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Partnership makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the year of the change, if the change affects that year only, or in the year of the change and future years, if the change affects both. Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Taxation

The Limited Partnership accounts for income taxes in accordance with International Accounting Standard 12, Income Taxes (“IAS 12”).

●	Partnership

Partnership income, losses, assets, and liabilities are all attributable to the partners. As per the Canada Income Tax Act, partnerships do not file separate tax returns. The partnerships file annual “information returns” setting out their income and details of the partners who are entitled to that income. It is the partners who are required to pay income tax. The limited partnership is simply a flow-through entity. The net income of the partners (for income tax purposes) of a limited partnership is based on the net income of the limited partnership.

The net income of the limited partnership, the Act states that it is treated as if it were a separate legal person: s. 96(1)(a). Include income and deduct allowable expenses and other credits. The limited partnership’s income will be attributed to the partners (as per the limited partnership agreement). Each partner must report their income or losses from the partnership and pay taxes accordingly: s. 96(1)(f).

●	Corporations

The Partnership owns a number of entities that are classified as a corporation for tax purposes:

For such corporations: Income tax expense is comprised of current and deferred income taxes. Current and deferred income taxes are recognized in profit and loss, except for income taxes relating to items recognized directly in equity or other comprehensive income.

Current income tax, if any, is the expected amount payable or receivable on the taxable income or loss for the period, calculated in accordance with applicable taxation laws and regulations, using income tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to amounts payable or receivable relating to prior years.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

Taxation (Cont.)

Deferred income taxes are provided using the liability method based on temporary differences arising between the income tax base of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using income tax rates and income tax laws and regulations that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income taxes are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. To the extent that the Partnership does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Partnership intends to settle its current tax assets and liabilities on a net basis. The Partnership did not record any corporation related Current or Deferred income tax, since by tax law it does not flow through to the Partnership level.

Fair Value of Financial Instruments

The Partnership measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, the Partnership is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

●	Level 1 – Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

Fair Value of Financial Instruments (Cont.)

●	Level 3 – Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date.

The recorded amounts for cash and cash equivalents, receivables, other current assets, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 4 – CASH AND CASH EQUIVALENTS

As of April 30, 2023 the Partnership had a cash overdraft balance of $71,562. This credit balance has been reclassified to accounts payable as it represents a liability for the partnership. The overdraft balance in the cash account is a result of the timing of cash flows at year end and management does not believe it will have any negative affect on business or the partnership’s ability to meet its current obligations. See Note 10 for further detail.

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable, net of allowances for sales returns and doubtful accounts, consisted of the following:

	April 30, 2023	April 30, 2022
Trade Accounts receivables	$32,515	$23,855
Other receivables	340,270	523,315
Less allowances	-	-
Total accounts receivable, net	$372,785	$547,170

During the years ended April 30, 2023 and 2022, the Partnership charged $0 and $0, respectively to bad debt expense in setting up an allowance. The company does not expect to recognize any credit losses.

NOTE 6 – INVENTORY

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The carrying value of inventory consisted of the following:

	April 30, 2023	April 30, 2022
Retail goods	$217,572	$168,633
Food and beverage items	38,589	44,971
Rental equipment	209,987	191,195
Total Inventory	$466,148	$404,799

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At April 30, 2023 and 2022 prepaid expenses consisted of the following:

	April 30, 2023	April 30, 2022
Prepaid expenses	$95,623	$88,031
Deposits	15,492	16,468
Total	$111,115	$104,499

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment’s cost and accumulated depreciation consist of the following:

			Ski runs	Fixtures and
Cost	Land	Building	and lifts	equipment	Total	Depreciation	NBV
At April 30, 2021	$419,205	$8,760,330	$11,436,109	$2,823,474	$23,439,118	$(9,004,118)	$14,435,000
Additions		112,239	16,823	24,935	153,997	(813,346)	(659,349)
FX translation	(18,262)	(384,239)	(498,596)	(123,580)	(1,024,677)	411,103	(613,574)
At April 30, 2022	$400,943	$8,488,330	$10,954,336	$2,724,829	$22,568,438	$(9,406,361)	$13,162,077
Additions		731,757	132,618	498,757	1,363,131	(758,273)	604,858
FX translation	(23,766)	(503,138)	(649,310)	(161,512)	(1,337,726)	557,554	(780,172)
At April 30, 2023	$377,177	$8,716,948	$10,437,644	$3,062,074	$22,593,843	$(9,607,080)	$12,986,761

Management of the Partnership has reviewed its fixed assets for impairment as of April 30, 2023 and 2022 and has concluded that no events or changes in circumstances have occurred that would indicate the carrying value of its fixed assets would not be recoverable.

NOTE 9 – PROPERTY UNDER DEVELOPMENT

Property under development includes costs directly related to construction and carrying charges during construction such as interest and property taxes. Development costs are applied against sale proceeds on a square footage basis. The Partnership was created in 2004 to own companies that acquired the resort’s assets. The transactions resulted in goodwill of approximately $3.4 million. Substantially all of the goodwill was attributed to the value of the real estate associated with the acquisition. As such, goodwill has been allocated to land development costs since inception and has been amortized on a pro rata basis as cost of sales related to sales of real estate. The balance of property under development was approximately $8.8 and $10.8 million as of April 30, 2023 and 2022 respectively. The balance of goodwill attributed to land and development costs were approximately $3.1 million and $3.3 million as of April 30, 2023 and 2022, respectively.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of April 30, 2023 and 2022, accounts payable and accrued expenses consisted of the following:

	2023	2022
Trade payables	$120,970	$101,426
Accrued payroll	26,149	22,869
Accrued tax	134,074	117,774
Cash overdraft	71,562	404,652
Other	216,852	224,948
Total	$569,607	$871,669

NOTE 11 – DEFERRED REVENUE

	2023	2022
Balance at the beginning of the year	$1,810,022	$1,995,410
Received during the year	4,180,145	1,852,954
Amortized during the year	(4,159,785)	(1,953,749)
Foreign currency translation	(107,828)	(84,593)
Balance at the end of the year	$1,722,554	$1,810,022

NOTE 12 – DEBT

The Partnership debt at April 30, 2023 and 2022 are as follows:

	2023	2022
Other long-term debt (a)	$10,397,015	$9,874,329
Total	10,397,015	9,874,329
Less: Current portion	368,185	384,930
Long-term portion	$10,028,830	$9,489,399

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 12 – DEBT (Cont.)

(a)	Other long-term debt includes the following. The balance includes the outstanding principal and accrued interest.

	2023	2022
Community Future Development Corp, $51,246 (CAD $70,000), June 29, 2025, 6.7%	$15,436	$20,917
BMO Loan Facility #1, $3,270,065 (CAD $4,200,000) March 31, 2024 7.6%	2,514,277	2,800,124
BMO Loan #2, $1,245,739 (CAD $1,600,000) March 31, 2024 3.17%	624,988	787,175
BMO Loan #3, $1,510,736 (CAD $2,100,000) Demand P&1.75%	1,275,361	1,475,343
J Busby Bridge Loan $3,512,937 (CAD $4,511,754) 6%	5,180,428	3,512,937
Busby/Davies Loan $233,586 (CAD $300,000)	219,740	233,587
J McLeod Loan $1,012,205 (CAD $1,300,000)	-	1,012,205
J Busby Bridge Loan 3 – $111,571 (CAD $81,722) 6%	81,722	-
J Busby Bridge Loan 2 $203,339 (CAD $277,608) 6%	203,339	-
Total loans	10,115,291	9,842,288
Add: accrued interest	281,724	32,041
Less: current portion	(368,185)	(384,930)
Long-term portion	$10,028,830	$9,489,399

Interest expense for the debts were approximately $471,500 and $481,000, for the years ended April 30, 2023 and 2022, respectively.

NOTE 13- TAXATION

No deferred tax asset in respect of corporation level tax losses has been recognized given the uncertainty over the timing of future profits against which they can be offset. Partnership management believes it is more likely than not that any such losses will not be recognized by the Partnership. As of April 30, 2023, if the Partnership had recorded a future benefit for income taxes, the amount would have totaled approximately $5.0 million.

NOTE 14 – RELATED PARTY TRANSACTIONS

There are no material related party transactions for the year ended April 30, 2023 that the company believes would have an impact on the Partnership’s financial condition, financial statements or require disclosure in the related notes to the financial statements.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Litigation

Management of the Partnership is currently not aware of any legal proceedings that management believes will have, individually or in the aggregate, a material adverse effect on the Partnership’s business, financial condition or operating results.

Red Mountain Ventures Limited Partnership

Notes to Consolidated Financial Statements

April 30, 2023 and 2022

(US$)

NOTE 16 – PARTNERSHIP CAPITAL

The issued capital of the Partnership as of April 30, 2023 was 1,423,608 class A units, 1,693,250 class B units, 2,674,359 Class C units, 3,073,080 Class C2 units and 216,297 Class D units. On June 29, 2017, the Partnership Agreement governing the Partnership was amended to create Class C, Class C2 and Class D units. Class C units were issued on June 30, 2017 as part of the debt conversion transaction and Class C2 units were also issued.

The class A unit holders do not receive any preferential distribution or profit and loss allocations.

Subject to prior right to return of capital and preferential distribution of the Class D, C and C2 units, the Class B unit holders will receive distributions on a pro rata basis until each has received an amount equal to 100% of its capital contribution. Class B units holders are also entitled to the first right of refusal for any new issuances of class B units.

NOTE 17- SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 9, 2024, which is the date the financial statements were available to be issued.

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